

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

December 11, 2009

VIA FACSIMILE AND U.S. MAIL

Anthony A. Ibargüen
President and Chief Executive Officer
Insight Enterprises, Inc.
6820 South Harl Avenue
Tempe, Arizona 85283

> **Re: Insight Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed May 12, 2009**
> **File No. 0-25092**

Dear Mr. Ibargüen:

　　We have reviewed your letter dated November 23, 2009 and have the following comment. Please feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation, page 115

Compensation Discussion and Analysis, page 115

1. We note your response to comment 2 of our letter dated October 29, 2009. Your sample disclosure describes the framework in which your chief executive officer and compensation committee made the award determinations, but for each named executive officer you must identify the applicable goals and discuss how he or she earned the amounts that were actually awarded. For example, where you state that "the Compensation Committee took note that Mr. Fennessy achieved many of his individual performance objectives" in 2008, you should identify the financial, strategic and/or tactical objectives that were applicable to him and discuss which ones he achieved and which ones he did not achieve. The example of Mr. Fennessy is not exclusive. Refer to Item 402(b)(2)(vii) of Regulation S-K.


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Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director